SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corporate Taxpayer's ID (CNPJ/MF): 00.108.786/0001-65
Corporate Registry (NIRE): 35.300.177.240
Publicly-held Company
Rua Verbo Divino nº 1.356 - 1º andar, São Paulo-SP

Notice to the Market

Net Serviços de Comunicação S.A. (“Company” or “Net Serviços”), a publicly-held company with headquarters at Rua Verbo Divino nº 1.356 - 1º andar, Chácara Santo Antônio, in the city and state of São Paulo, inscribed in the corporate roll of taxpayers (CNPJ/MF) under no. 00.108.786/0001 -65, in reply to Bovespa Official Letter GAE/SAE 2433-08, hereby informs the market that:

In regard to the press article concerning a declaration by the CEO of Net Serviços, the Company would like to make it clear that the impact in question does not refer specifically to Net Serviços, but to the average for the Brazilian pay TV industry. In addition, the percentage mentioned in the article does not refer to revenue but to EBITDA.

São Paulo, October 8, 2008.

João Adalberto Elek Júnior
CFO and Investor Relations Officer
Net Serviços de Comunicação S.A.

GAE/SAE 2.433 -08
October 6, 2008

Net Serviços de Comunicações S.A.

Investor Relations Department
Mr. João Adalberto Elek Junior

Dear Sirs,

An article published in the 10/04/2008 edition of the newspaper O Estado de São Paulo states, among other things, that:

• the CEO of NET said that pay TV operators could lose between 20% and 50% of their revenue if charging for additional outlets is discontinued;
• NET would lose R$ 250 million on revenue of R$800 million.

We would be grateful if you would clarify this matter, as well as any other information considered important.

Sincerely,

Nelson Barroso Ortega
Corporate Oversight Department
Bolsa de Valores de São Paulo S.A. - BVSP
Phone: (011) 3233-2063/3233-2222

c.c. CVM – Brazilian Securities and Exchange Commission
Ms. Elizabeth Lopez Rios Machado – Head of Corporate Relations
Mr. Waldir de Jesus Nobre – Head of Market Relations

Replies must be sent via the IPE System, selecting the category: Notice to the Market and then the type: Clarifications regarding CVM/Bovespa requests. The file will then be sent simultaneously to the Bovespa and the CVM.

To facilitate market understanding, the content of the above letter should be inserted before the company’s reply.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 08, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.